Q2 2005 Results

July 13, 2005

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and
other risks indicated in the risk factors included in ASML’s
Annual Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

Agenda

Accomplishments Q2 2005

Financial summary

Market trends

Outlook summary

Company focus

/ Slide 3

Accomplishments Q2 2005

/ Slide 4

Financial accomplishments Q2 2005

Growth

Revenue growth 24% Q2 2005 vs. Q2 2004

New system ASP increased from M€ 12.3 in Q1 to
M€ 14.8 in Q2

Profitability

Strong gross margin 39.1%

Continued strong operating margin 21.2%

Highest-ever reported quarterly net profit of M€ 112

Liquidity

Strong net cash generation of approximately M€ 224
in Q2

/ Slide 5

Technology/market accomplishments Q2 2005

Technology

Delivered TWINSCAN XT:1400i, 3rd generation immersion tool in
Q2 ahead of schedule

Announced TWINSCAN XT:1700i, a 1.2 NA immersion tool for
volume manufacturing at the 45 nm node

Orders in backlog from leading memory and IDM manufacturers

Market

Improved market share at existing customers

Strengthened position in memory business with 2 new customers in
Taiwan

Japan

Solidifying market position at current accounts

Continued evaluation and demo progress at 3 customers

/ Slide 6

Financial summary

/ Slide 7

Total revenues M€

2673

1589

1959

318

1180

830

179

0

500

1000

1500

2000

2500

3000

2000

2001

2002

2003

759

609

351

820

H2

H1

Q1

Q2

Q3

Q4

1493

329

370

526

1543

2004

453

616

2465

785

2005

685

763

1448

611

/ Slide 8

Revenue breakdown: Q2 2005

Value per type

Value per technology

TWINSCAN

90%

Others
10%

Value per region

Value per end-use

Foundry

15%

Memory

61%

IDM

24%

KrF

32%

ArF

66%

I-line

2%

U.S.

22%

Taiwan

24%

Korea

34%

China

2%

Singapore

8%

Europe

7%

Japan

3%

Numbers have been rounded for readers’ convenience

units

Units

12

39

Others

TWINSCAN

6

22

23

I-line

KrF

ArF

/ Slide 9

Profit & Loss statement M€

Q1 05

Q2 05

H1 04

H1 05

Net sales

685

763

1070

1448

Gross

margin

Gross margin %

274

40.0%

299

39.1%

366

34.2%

573

39.6%

R&D costs

79

82

139

162

SG&A costs

51

55

92

1

106

Operating income

Operating income %

144

21.0%

162

21.2%

135

12.6%

305

21.1%

Net income

Net income %

100

14.6%

112

14.6%

86

8.0%

212

14.6%

/ Slide 10

1 SG&A costs include a positive adjustment of M€ 6 for restructuring expenses

Numbers have been rounded for readers’ convenience

Cash flow M€

Q1 05

Q2 05

H1 04

H1 05

Net income

100

112

86

212

Depreciation and amortization

22

25

50

47

Effects of changes in assets and liabilities

(18)

88

58

70

Cash flow from recurring operations

104

225

194

329

License cost

-

-

-

-

Cash flow from investing

activities

(21)

(16)

(7)

(37)

Cash flow from financing activities

2

4

15

6

Effect of changes in exchange rates on cash

7

11

6

18

Net cash flow

92

224

208

316

/ Slide 11

Numbers have been rounded for readers’ convenience

Net cash position
800
600
400
200
0
-200
-400
-600
Million Euro
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005

ASML

Strong cash generation performance

Net cash  =  Cash and cash equivalents  minus  Convertible subordinated bonds

/ Slide 12

Balance sheet as of June 26, 2005 M€

ASSETS

March 2005

June 2005

Cash and cash equivalents

1320

39.4%

1544

44.7%

Accounts receivable, net

484

14.5%

485

14.0%

Inventories, net

728

21.8%

695

20.1%

Other assets

209

6.2%

193

5.7%

Tax assets

267

8.0%

201

5.8%

Fixed assets

340

10.1%

335

9.7%

TOTAL ASSETS

3348

100%

3453

100%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

754

22.5%

768

22.2%

Tax liability

249

7.5%

209

6.1%

Long term debts

862

25.7%

885

25.6%

Shareholders’ equity

1483

44.3%

1591

46.1%

TOTAL LIABILITIES

& SHAREHOLDERS’ EQUITY

3348

100%

3453

100%

/ Slide 13

Numbers have been rounded for readers’ convenience

Used systems
New systems
Backlog value
Backlog units
Backlog value M€
200
180
160
140
120
100
80
60
40
20
0
2500
2000
1500
1000
500
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05

ASML

Backlog: litho units vs. value

New and used systems

/ Slide 14

Backlog as of June 26, 2005

New Systems

Used Systems

Total Backlog

Units

Value

M€   935

M€    52

M€    987

ASP

M€   14.0

M€    4.0

M€    12.3

Numbers have been rounded for readers’ convenience

Backlog

Backlog

75% of unit backlog carry Q3 + Q4 shipment dates

Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

67

13

80

/ Slide 15

Backlog lithography per June 26, 2005

Total value M€ 987

Value per type

Value per technology

TWINSCAN

84%

Others

16%

I-line

6%

ArF

67%

Value per region

Value per end-use

U.S.

35%

R&D

2%

Foundry

27%

Memory

30%

Taiwan

15%

IDM

41%

Korea

14%

KrF

27%

China

8%

ROW

6%

Europe

20%

Japan

2%

Numbers have been rounded for readers’ convenience

/ Slide 16

Market trends

Overall:

Current capacity overhang (capacity shipped but not yet in production) is approx.
10% of WW production capacity

Semiconductor unit growth is improving but under 10%

Aggressive product shrinks causing strong interest in TWINSCAN XT:1700i translating into orders

Foundry:

Utilization is high in sub 100nm and mature 200mm production

Utilization for other technologies still below levels that could trigger volume capacity ordering

Memory:

45nm demand for 2006 being planned

First orders due Q3 / shipments expected to be more equally spread

IDM:

After a  strong H1, order intake will slow down

Concentration is on leading edge equipment for advanced process development and sub 100nm production

/ Slide 17

Outlook summary

ASML backlog supports shipment of 38 tools in Q3
2005. New tool ASP is expected to reach M€ 14.5 and
the new+refurbished tool ASP M€ 11.8

Backlog supports gross margin of 35-37% for Q3

ASML expects Q3 orders to be at a higher level than Q2

ASML expects to achieve profitability targets for the
remainder of 2005

Visibility beyond Q3 2005 is limited, and the
semiconductor industry is, as always, subject to wide
swings

/ Slide 18

Company focus 2005

Technology leadership

Maintain R&D budget at the 80 M€ level, net of credit, in Q3
2005  and prepare for additional R&D investments

Deliver 4th generation immersion TWINSCAN XT:1700i starting
Q1 2006 for ramp in Q2

Finalize development of mid-critical layer tools for introduction
Q4 2005

Lead time reduction

Prepare 30% reduction in lead time for H1 2006 ramp on volume manufacturing tools

Cost control programs

Reduction of SG&A cost to below 50 M€ in Q3 2005

On target with 10% cost of goods reduction program on
improved generation TWINSCAN XT platform

/ Slide 19

Commitment